CUSIP No. 461418857                                    SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

EPH CHINA FUND

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

461418857

(CUSIP Number)

Charles F. Hertlein, Jr.

DINSMORE & SHOHL LLP

1900 Chemed Center

255 E. 5th Street

Cincinnati, Ohio 45202

Telephone: (513) 977-8315

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461418857                                    SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
KLT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 0 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 461418857                                    SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
KFT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 0 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 461418857                                    SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D is being filed jointly by KLT Investments, LLC, a Delaware limited liability company (“KLT”) and KFT Investments, LLC, a Delaware limited liability company (“KFT”).  Such filers of this statement are collectively referred to herein as the “Group.”  The joint filing agreement of the members of the Group is attached as Exhibit 99.1.

This statement relates to the Class A Shares (“Shares”) of EPH China Fund (the “Issuer”).  The address of the principal executive offices of the Issuer is 1201 Dove Street, Suite 370, Newport Beach, California.

Explanatory Note:  KLT and KFT first acquired Shares in September 2009, and each made a series of Share purchases throughout 2009 and 2010.  They were unaware of their percentage ownership of the Issuer, and in particular that it came to exceed 5%, until reading the Issuer’s proxy statement in 2011 containing that fact.  Since learning of the percentage ownership of their investments, they have liquidated their holdings.  This Schedule 13D therefore reports their original acquisitions of Shares in excess of 5% of the total outstanding shares and the fact that they no longer own any Shares.  This will therefore be their only Schedule 13D filing.

Item 2.  Identity and Background

(a)

As noted above, this statement is filed by KFT and KLT jointly as the Group, and both are Delaware limited liability companies with a principal business address of 534 Ponte Vedra Boulevard, Ponte Vedra, FL  32082.  Certain other persons are enumerated in Instruction C to Schedule 13D (the “Enumerated Persons”), as follows:

Name	Status
The Keith E. Lindner Living Trust dated 6/2/92	Sole member of KLT
The Keith E. Lindner Family Trust dated 3/8/96	Sole member of KFT
Brendon Hansford	Co-trustee of each of the foregoing trusts
Keith E. Lindner	Co-trustee of the Keith E. Lindner Living Trust
Courtney Lindner	Co-trustee of the Keith E. Lindner Family Trust

(b)

Both members of the Group and all Enumerated Persons have the business address stated above.

(c)

Mr. Hansford is employed by Journeyman, LLC, an affiliated entity of the members of the Group, as its manager.  The principal offices of Journeyman, LLC are located at 8251 Cornell Road, Cincinnati, Ohio 45249.  Mr. and Mrs. Lindner are private investors.

(d)

During the past five years, no members of the Group nor any Enumerated Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 461418857                                    SCHEDULE 13D

(e)

During the past five years, no member of the Group nor any Enumerated Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Keith Lindner, Courtney Lindner and Brendon Hansford are each citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended by KLT to purchase the 510,568 Shares it held in its name was $6,129,524.  Such funds were provided entirely from KLT’s available working capital.

The amount of funds expended by KFT to purchase the 258,978 Shares it held in its name was $3,067,957.  Such funds were provided entirely from KFT’s available working capital.

Item 4.  Purpose of Transaction

The Group’s sole purpose in acquiring the Shares was for investment, in order to profit from the appreciation in the market price of the Shares in the ordinary course of the Issuer’s business.  The Group did not have any plans or proposals which would have related to or would have resulted in any of the matters listed as (a) through (f) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)

As noted in the Explanatory Note included in Item 1 above, this Schedule 13D is intended to report both the Group’s acquisitions and dispositions of the Shares, as the Group members presently own no Shares.  Exhibit 99.2 appended hereto sets forth the history of Share purchases of each Group member and the estimated ownership percentages in the Issuer, including the relevant Issuer filings relied upon to compute such percentages.

(b)

Share ownership for each member of the Group is set forth on Exhibit 99.2.  Each Group member had sole voting and dispositive power over the Shares owned.

(c)

The only transactions effected by either member of the Group during the past 60 days are those noted as dispositions on Exhibit 99.2.

(d)

Enumerated Persons Keith Lindner, Courtney Lindner and Brendon Hansford, as co-trustees of the other Enumerated Persons, The Keith E. Lindner Living Trust and the Keith E. Lindner Family Trust, share the authority to direct such trusts’ distribution of dividends received from the Issuer through the Group members.

(e)

The members of the Group ceased to own at least 5% of the Shares as of September 16, 2011.

CUSIP No. 461418857                                    SCHEDULE 13D

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 99.1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement, dated September 16, 2011
99.2	Summary of Share Acquisitions and Dispositions

CUSIP No. 461418857                                    SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  September 16, 2011

KLT INVESTMENTS, LLC

By:  /s/ Brendon Hansford

Brendon Hansford, Authorized Signatory

KFT INVESTMENTS, LLC

By:  /s/ Brendon Hansford

Brendon Hansford, Authorized Signatory

CUSIP No. 461418857                                    SCHEDULE 13D

EXHIBIT 99.1JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date:  September 16, 2011

KLT INVESTMENTS, LLC

By:  /s/ Brendon Hansford

Brendon Hansford, Authorized Signatory

KFT INVESTMENTS, LLC

By:  /s/ Brendon Hansford

Brendon Hansford, Authorized Signatory

EXHIBIT 99.2

SUMMARY OF SHARE ACQUISITIONS AND DISPOSITIONS

											Estimated	Combined
		KLT Investments LLC			KFT Investments LLC			Combined			Total Shares	Holding
Date	Transaction	Amount	Shares	Holding	Amount	Shares	Holding	Amount	Shares	Holding	Outstanding	As a %	Source

9/3/2009	Purchase	$ 750,000	74,405	74,405	$ 250,000	24,802	24,802	$ 1,000,000	99,207	99,207	N/A	-
12/8/2009	Purchase	$ 750,000	61,881	136,286	$ 250,000	20,627	45,429	$ 1,000,000	82,508	181,715	N/A	-
12/9/2009	Purchase	$ 750,000	62,086	198,372	$ 250,000	20,695	66,124	$ 1,000,000	82,781	264,496	N/A	-
12/17/2009	Purchase	$ 750,000	63,775	262,147	$ 250,000	21,258	87,382	$ 1,000,000	85,033	349,529	N/A	-
12/22/2009	Purchase	$ -	0	262,147	$ 1,000,000	85,470	172,852	$ 1,000,000	85,470	434,999	N/A	-
12/29/2009	Purchase	$ 14,838	1,233	263,380	$ 9,783	813	173,665	$ 24,621	2,046	437,045	N/A	-
1/7/2010	Purchase	$ 2,000,000	157,978	421,358	$ -	0	173,665	$ 2,000,000	157,978	595,023	4,384,007	13.6%	1
1/20/2010	Purchase	$ 1,000,000	81,301	502,659	$ 1,000,000	81,301	254,966	$ 2,000,000	162,602	757,625	4,546,609	16.7%	2
12/22/2010	Purchase	$ 114,687	7,909	510,568	$ 58,173	4,012	258,978	$ 172,860	11,921	769,546	6,163,719	12.5%	3
9/16/2011	Sale	$ 5,794,947	510,568	0	$ 2,939,400	258,978	0	$ 8,734,347	769,546	0	6,365,231	0.0%	4

1. Based on 4,226,029 shares outstanding as of 12/31/09 (Source: 2009 Semi-Annual Report dated 03/10/10) plus additional shares acquired on 01/07/10
2. Based on 4,226,029 shares outstanding as of 12/31/09 (Source: 2009 Semi-Annual Report dated 03/10/10) plus additional shares acquired on 01/07/10 and 01/20/10
3. Based on 6,163,719 shares outstanding as of 12/31/10 (Source: 2010 Semi-Annual Report dated 03/09/11)
4. Based on 6,365,231 shares outstanding as of 06/30/11 (Source: 2011 Annual Report dated 09/08/11)